Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

January 29, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford, Tim Buchmiller, Tracie

Mariner, and Sasha Parikh

Re:	Scienture Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 13, 2025
File No. 333-283591

Dear Mr. Crawford, Mr. Buchmiller, Ms. Mariner and Ms. Parikh:

This response letter (this “Response”) is submitted on behalf of Scienture Holdings, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Ajjarapu, dated January 24, 2025 (the “Comment Letter”), with respect to the Company’s registration statement on Form S-1 (the “Registration Statement”), filed with the SEC on January 13, 2025 (“Amendment No. 1”). The Company is concurrently submitting a first amendment to the Registration Statement (“Amendment No. 2”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 2.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors, page 8

1.	Please revise your Risk Factors to also disclose the risks associated with Scienture LLC. For example, we note the risk factors associated with Scienture LLC that you disclosed in your amended offering statement on Form 1-A filed on November 6, 2024. In addition, we note that your named executive officers, appearing on pages 5 and 6 of Amendment No. 1 to the Form 10-K that you filed on May 3, 2024, and that is incorporated by reference into this registration statement, do not appear to have substantial experience with the clinical development of therapeutic products for FDA marketing approval and this lack of experience at the executive level of your company presents risks even though individuals elsewhere within your company do have such experience. Please also revise to provide appropriate risk factor disclosure in this regard.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the sections of the Registration Statement entitled “Prospectus Summary – Summary of Risk Factors” and “Risk Factors” on pages 8 through 9 and 10 through 43 of Amendment No. 2.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

January 29, 2025

2.	Please revise your Risk Factors section where appropriate to add a risk discussing the notice received from Nasdaq disclosed in the Form 8-K filed January 8, 2025 indicating that you were not in compliance with Nasdaq Listing Rule 5620(a), due to not holding an annual meeting of stockholders in 2024 within one year of the Company’s 2023 fiscal year end.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 41 of Amendment No. 2.

Use of Proceeds, page 12

3.	We note your response to prior comment 2 and reissue in part. Please revise to state whether you intend to use offering proceeds to conduct clinical trials for SCN-104, and if so, disclose the number and phase of the clinical trials for that product candidate.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the Company does not intend to use offering proceeds to conduct clinical trials for SCN-104. In this regard, page 44 of Amendment No. 2 states that the Company anticipates using a portion of the net proceeds to fund NDA approval and the launch of SCN-104.

4.	We note your planned activities appear to require funds in addition to the $50,000,000 you may receive pursuant to the ELOC Purchase Agreement. Please revise to disclose the sources of the additional funds. Refer to Instruction 3 to Item 504 of Regulation S- K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 44 of Amendment No. 2.

Description of Business

Current Business - Scienture LLC, page 21

5.	Please revise your Description of Business section to disclose the material terms of your Master Services Agreement with Anthem Biosciences Pvt, Ltd. including the rights and obligations of each party and the termination date.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 57 of Amendment No. 2.

Research and Development and Product Portfolio, page 22

6.	Please revise your pipeline table so that the progress arrow associated with SCN-104 program does not enter the “Phase 1” column as your disclosure on page 25 indicates that you have not submitted an IND for this product candidate. Also revise to remove the progress bar for your SCN-106 program as your disclosure does not appear to discuss completing a phase 3 clinical trial in SCN-106 or any other clinical trials. Similarly, please revise to remove the progress bar for your SCN-107 program as your disclosure on page 26 indicates that you have not submitted an IND to initiate your Phase 1 single dose study and do not appear to have completed any other clinical trials for this program.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the pipeline table disclosed on page 54 of Amendment No. 2 represents the process by which the Company intends to bring its product candidates to market as well as the anticipated launch date. The development progress of these products are depicted with checkmarks. In this regard, the Company has revised the disclosure on page 54 of Amendment No. 2.

7.	Please indicate when you received the FDA Complete Response Letter disclosed in the second paragraph on page 24 and provide an update on your expected timing with respect to resubmitting the NDA for SCN-104.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 56 of Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Corporate Finance

January 29, 2025

Changes in Auditor, page 57

8.	We note your response to prior comment 4. In accordance with Item 304(a)(3) of Regulation S-K, please include a letter from MaloneBailey, LLP, filed as an exhibit with your next amendment, stating whether it agrees with the statements you made in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the referenced letter from MaloneBailey, LLP was included as Exhibit 16.1 of Amendment No. 1 available at www.sec.gov/ix?doc=/Archives/edgar/data/1382574/000149315225001996/forms-1a.htm. This letter remains as Exhibit 16.1 of Amendment No.2.

Notes to the Unaudited Pro Forma Financial Statements

Note 2 - Consideration Transferred, page F-39

9.	Please revise the table reflecting the fair value of identified intangible assets that were acquired as it currently identifies five product candidates but only provides valuations for four of the product candidates. In addition, we noted that the total in this table of $78,646,184 does not reconcile to the aggregate intangible asset value of $76,400,000 as noted in the preliminary allocation of the purchase price. Please revise.

Response: In response to the Staff’s comments, the Company has revised the disclosure of page F-39 of Amendment No. 2.

10.	You noted that the purchase price allocation of intangible assets was independently identified and valued by a third party valuation expert. Please revise your filing to name this valuation firm and provide their consent. Alternatively, to the extent you determined the fair values and considered or relied in part upon the report of this valuation firm, revise your disclosure accordingly. See Question 141.02 of the Compliance and Disclosure Interpretations for Securities Act Sections.

Response: In response to the Staff’s comments, the Company has revised the disclosed on page F-39 of Amendment No. 2 to remove the reference to a third party valuation expert. In this regard, the Company notes that Question 141.02 of the Compliance and Disclosure Interpretations for Securities Act Sections states, “[t]he registrant has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert’s report or valuation or opinion in connection with the preparation of a Securities Act registration statement.”

11.	In future Exchange Act filings, beginning with your Form 10-K for the year ended December 31, 2024, please include disclosure of the intangible assets acquired which clearly identifies, describes, and separately quantifies each acquired intangible asset and related intellectual property, as well as the method and material assumptions used to determine their fair value.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that it will include disclosure of the intangible asset and related intellectual property, as well as the method and material assumptions used to determine their fair asset value beginning with the Company’s Annual Report filed on Form 10-K for the year ended December 31, 2024.

Item 16. Exhibits and Financial Statement Schedules, page II-5

12.	The auditor consents filed as Exhibit 23.1 and 23.3 do not reference the correct registration statement (i.e. Amendment No. 1 to Form S-1). Please have your auditors correct this discrepancy in your next amendment.

Response: In response to the Staff’s comments, the Company has revised Exhibits 23.1 and 23.3 to Amendment No. 2 to reference the correct registration statement.

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U.S. Securities and Exchange Commission

Division of Corporate Finance

January 29, 2025

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 2. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Surendra Ajjarapu
Chief Executive Officer
Scienture Holdings, Inc.